May 3, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, D.C. 20549
Attention:    Kathleen Collins, Dave Edgar
Re:    Digi International Inc.
Form 10-K for the fiscal year ended September 30, 2023
File No. 001-34033
Dear Ms. Collins and Mr. Edgar:
On behalf of Digi International Inc. (the “Company”), this letter confirms our telephone conversation with you yesterday, May 2, 2024, regarding the Company’s request for an extension of time to respond to the comment letter dated April 24, 2024, received from the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

As discussed, the Company requires additional time to prepare its response and currently expects to respond no later than June 4, 2024.

Please feel free to contact me directly with any questions.

Sincerely,

DIGI INTERNATIONAL, INC.

By    /s/ Dave Sampsell
EVP, Corporate Development, General Counsel & Corporate Secretary

cc:    James Loch, Chief Financial Officer
Joshua Colburn, Faegre Drinker Biddle & Reath LLP